SECU[redacted]MISSION

05037382

| OMB APPROVAL |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8 - 37934 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Homestead Financial, Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

612 Castleman Court
(No. and Street)

| Keller | Texas | 76248 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Phillip V. George, PLLC**
(Name – *if individual, state last, first, middle name)*

| **2300 Honey Locust Drive** | **Irving** | **Texas** | **75063** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kenneth E. Cherry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Homestead Financial, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Kenneth E. Cherry
Signature

Pres. HFI
Title

Somchay Phommahaxay
Notary Public

SOMCHAY PHOMMAHAXAY
Notary Public
State of Texas
My Commission Expires
October 16, 2005

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HOMESTEAD FINANCIAL, INC.

## FINANCIAL REPORT

## DECEMBER 31, 2004

# CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Homestead Financial, Inc.

We have audited the accompanying statement of financial condition of Homestead Financial, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homestead Financial, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 25, 2005



2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

**HOMESTEAD FINANCIAL, INC.**
**Statement of Financial Condition**
**December 31, 2004**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 69,207 |
| Commissions receivable | 8,591 |
| Prepaid expenses | 95 |
| Clearing deposit | 10,200 |
| Property and equipment, net of accumulated depreciation of $22,020 | 35,515 |
| **TOTAL ASSETS** | $ 123,608 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Liabilities** | |
| Accounts payable | $ 1,750 |
| Accrued expenses | 26,087 |
| **TOTAL LIABILITIES** | 27,837 |
| **Stockholder's Equity** | |
| Common stock | 5,200 |
| Additional paid-in capital | 9,000 |
| Retained earnings | 81,571 |
| **TOTAL STOCKHOLDER'S EQUITY** | 95,771 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 123,608 |

See notes to financial statements.

**HOMESTEAD FINANCIAL, INC.**
**Statement of Income**
**Year Ended December 31, 2004**

| | |
|---|---|
| **Revenue** | |
| Securities commissions | $ 7,044 |
| Revenue from sale of investment company shares | 130,035 |
| Insurance commissions | 115,168 |
| Investment advisory fees | 3,597 |
| Other revenue | 1,009 |
| TOTAL REVENUE | 256,853 |
| **Expenses** | |
| Compensation and related costs | 189,502 |
| Clearing charges | 1,695 |
| Communications | 4,755 |
| Occupancy and equipment costs | 9,152 |
| Regulatory fees and expenses | 3,900 |
| Promotional costs | 1,100 |
| Other expenses | 7,733 |
| TOTAL EXPENSES | 217,837 |
| Income before other gain and loss | 39,016 |
| **Other gain and loss** | |
| Realized loss on marketable securities | (3,688) |
| Unrealized gain on marketable securities | 1,530 |
| Net other loss | (2,158) |
| **NET INCOME** | $ 36,858 |

See notes to financial statements.

**HOMESTEAD FINANCIAL, INC.**
**Statement of Changes in Stockholder's Equity**
**Year Ended December 31, 2004**

| | Common Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2003 | 15,000 | $ 5,200 | $ - | $ 69,713 | $ 74,913 |
| Net income | - | - | - | 36,858 | 36,858 |
| Additional capital contributed | - | - | 9,000 | - | 9,000 |
| Distributions to shareholder | - | - | - | (25,000) | (25,000) |
| Balances at December 31, 2004 | 15,000 | $ 5,200 | $ 9,000 | $ 81,571 | $ 95,771 |

See notes to financial statements.

**HOMESTEAD FINANCIAL, INC.**
**Statement of Cash Flows**
**Year Ended December 31, 2004**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 36,858 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Realized loss on marketable securities | 3,688 |
| Unrealized gain on marketable securities | (1,530) |
| Depreciation | 9,152 |
| Change in assets and liabilities | |
| Decrease in commissions receivable | 1,952 |
| Decrease in prepaid expenses | 280 |
| Increase in clearing deposit | (60) |
| Decrease in accounts payable | (50) |
| Increase in accrued expenses | 22,677 |
| Net cash provided by operating activities | 72,967 |
| **Cash flows from investing activities:** | |
| Purchase of vehicle | (32,485) |
| Proceeds from sale of marketable securities | 3,512 |
| Net cash used in investing activities | (28,973) |
| **Cash flows from financing activities:** | |
| Distributions to shareholder | (25,000) |
| Net increase in cash and cash equivalents | 18,994 |
| Cash equivalents at beginning of year | 50,213 |
| Cash and cash equivalents at end of year | $ 69,207 |

**Supplemental Disclosures of Cash Flow Information:**

There was no cash paid during the year for interest or income taxes.

**Supplemental Schedule of Non-Cash Investing and Financing Activity:**

The sole shareholder contributed a vehicle with a value of $9,000 to the Company during the year. This vehicle was subsequently used as a trade in on a new vehicle purchased for $32,485.

See notes to financial statements.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

Homestead Financial, Inc. (the Company) was organized in October 1987 as a Texas corporation. The Company sells securities, insurance products and provides investment management services. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is also a registered investment advisor with the State of Texas and a registered insurance agency with the Texas Department of Insurance. The Company's customers consist primarily of individuals in the state of Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities were held for investment purposes and were carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of primarily five years.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Distributions to Shareholder

The Company records distributions to its shareholder on the declaration date.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder, therefore, there is no provision for Federal income taxes.

## Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $10,000 as a deposit in an account with the clearing broker/dealer.

## Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $50,405 and $5,000, respectively. The Company's net capital ratio was .55 to 1.

**Note 4 - Property and Equipment**

Property and equipment consists of office equipment and a vehicle at a cost of $16,050 and $41,485, less accumulated depreciation of $22,020. Depreciation expense for the year totaled $9,152 and is reflected in the accompanying statement of income as occupancy and equipment costs.

**Note 5 - Capital Stock**

The Company has the authority to issue 500,000 shares of no par value Class A Common Stock and 500,000 shares of no par value Class B Common Stock. Neither class of stock has preferences, limitations, or relative rights greater or lesser than the shares of the other class, except Class B Common Stock is non-voting stock. There are 15,000 shares of Class A common shares issued and outstanding and no shares of Class B common shares issued.

**Note 6 - Retirement Plan**

The Company adopted a simplified employee pension agreement effective December 1998. All employees over age 17 with at least one year of service are eligible to participate. Company contributions totaled $11,338 for the year ending December 31, 2004 and are reflected in the accompanying statement of income as compensation and related costs.

**Note 7 - Off-Balance-Sheet Risk**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

**Note 8 - Related Party Transactions/ Concentration of Revenue**

The sole shareholder provides office facilities without charge to the Company.

The sole shareholder generated approximately 26% of the Company's revenue.

## Schedule I

# HOMESTEAD FINANCIAL, INC.
## Computation of Net Capital and Aggregate Indebtedness
## Pursuant to Rule 15c3-1
## December 31, 2004

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 95,771 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Commissions receivable | 8,392 |
| Prepaid expenses | 95 |
| Property and equipment, net | 35,515 |
| Total deductions and/or charges | 44,002 |
| Net capital before haircuts on securities positions | 51,769 |
| Haircuts on securities: | |
| Money market funds | 1,364 |
| Net Capital | $ 50,405 |
| Aggregate indebtedness | |
| Accounts payable | $ 1,750 |
| Accrued expenses | 26,087 |
| Total aggregate indebtedness | $ 27,837 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 5,000 |
| Net capital in excess of minimum requirement | $ 45,405 |
| Ratio of aggregate indebtedness to net capital | .55 to 1 |

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2004 as by Homestead Financial, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Homestead Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Homestead Financial, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 25, 2005